THE LAW OFFICE OF
RONALD N. VANCE, P.C.
Attorney at Law
1656 REUNION AVENUE
SUITE 250
SOUTH JORDAN, UTAH 84095

ALSO ADMITTED IN CALIFORNIA (INACTIVE)	TELEPHONE (801) 446-8802
FAX (801) 446-8803
EMAIL: ron@vancelaw.us

July 27, 2009

Michael R. Clampitt, Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

Re:	PSM Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 14, 2009
File No. 333-151807

Dear Mr. Clampitt:

Attached for filing is the second amendment to the above-referenced registration statement on Form S-1 of PSM Holdings, Inc. (the “Company”).  In response to the specific comments in your letter dated June 10, 2009, I have been authorized to provide the following responses and information, with each numbered item below corresponding to the numbered items in your letter:

Form S-1/A

General

1.	Please update the financial statements in accordance with Rule 8-08 of Regulation S-X.

RESPONSE:  Updated interim financial statements for the nine months ended March 31, 2009 and 2008 have been included with this filing.

2.	Please provide an updated consent from your independent accountants in the pre-effective amendment.

RESPONSE:  An updated consent form from our independent accounts has been included as Exhibit 23.1 to this filing.

3.
Please refer to comment 2 in our letter dated July 17, 2008.  The legal opinion from Kruse Landa Maycock & Ricks LLC dated August 16, 2005 does not adequately address the issues raised by our comment.  Therefore, we reissue the comment.  In this regard, your supplemental materials indicated 1,232,704 (1,234,204 shares minus 1,500 shares) were freely tradable at October 10, 2005; however, you do not indicate the number of these shares that were held by affiliates at that time.

Michael R. Clampitt, Senior Attorney
July 27, 2009

RESPONSE:  In response to prior comment 2 in your letter dated July 17, 2008, the number of shares outstanding at the time the application for quotation of the Company’s stock on the Pink Sheets was 11,175,653, of which 924,153 were available for public trading as designated in the legal opinion from Kruse Landa Maycock & Ricks, LLC.  (As set forth in the table on page two of the Kruse opinion, 308,551 shares were outstanding at January 31, 2005, which became 925,653 shares after the 3:1 forward stock split on March 18, 2005.)  Of the 924,153 shares available for public trading, 648,513 were designated as freely tradable by the transfer agent.  None of the 924,153 shares available for public trading are believed to have been held by affiliates of the Company.

Of the total 11,175,653 outstanding shares at the time, 1,500 shares (designated in pre-3:1 forward split numbers in the table on page 2 of the Kruse opinion) were issued in 1998 to a prior director of the Company for services and 10,250,000 were issued to the shareholders of Prime Source Mortgage, Inc. in April 2005, including 5,000,000 to Ron Hanna and 5,000,000 to Jeffrey R. Smith and his wife, all of whom were and are affiliates of the Company.  The 10,000,000 shares issued to Mr. Hanna and Mr. and Mrs. Smith remain restricted and management has determined that they are not available for public resale under Rule 144 until the provisions of Rule 144(i) have been met; the 1,500 remain restricted but have been included in the current registration statement.  All of the prior shares designated as freely tradable were issued either in the Company’s registered offering filed with the State of Utah in 1988 or under an exemption from registration during the startup phase of the Company’s initial business.

The original shareholders of the Company received approximately 47,271 shares of stock in the Company in its organization in May 1987.  (The shares are designated in pre-3:1 forward split numbers in the table on page 2 of the Kruse opinion.)  These shares are believed to have been issued to three persons in compliance with Section 4(2) of the Securities Act and were restricted securities when issued.

In 1990 the Company completed its initial underwritten public offering which was qualified by registration with the Utah Division of Securities.  The Company sold an aggregate of 138,210 shares in the offering.  These shares were issued pursuant to an exemption from registration under Rule 504 promulgated by the Commission pursuant to Section 3(b) of the Securities Act.  The registration in the State of Utah was conducted pursuant to the Utah Uniform Securities Act provisions requiring the public filing and delivery to investors of a substantive disclosure document before each sale as required by Rule 504(b)(1)(ii).  Management believes that all of the shares in the public offering were issued as free trading shares pursuant to the provisions of Rule 504 of Regulation D at the time.

The proceeds from the initial public offering were used primarily for the purchase of two mining claims for the development of a rhyolite quarry located in Lincoln County, Nevada.  In addition, the Company agreed to purchase 96 acres of undeveloped land in Washington County, Utah, for development.  The mining claims and the raw land, including the services related to the acquisitions, were acquired from third parties for total consideration of 738,072 shares of common stock (which shares in the table on page 2 of the Kruse opinion are designated in pre-3:1 forward split numbers), $30,000 from the public offering, and assumption by the Company of underlying liens and mortgages on the properties.  An additional 600 shares (which shares are also designated in the table on page 2 of the Kruse opinion in pre-3:1 forward split numbers) were issued at this time to an individual for secretarial services performed for the Company.  These shares are believed to have been issued to these parties in compliance with Section 4(2) of the Securities Act and were restricted securities when issued.  Both the rhyolite quarry and the undeveloped real property were subsequently lost by the Company when it was unable to raise additional funding and defaulted on the purchase agreements.  Management believes that the remaining free trading shares of the Company were derived from these shares, all of which were issued during the startup phase of the Company’s initial operations.  Management believes that the restrictive legends on these shares would have been removed under the provisions of former Rule 144(k) or would have been sold in the OTC market pursuant to former Rule 144 in effect at the time.

Michael R. Clampitt, Senior Attorney
July 27, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8

4.	Please refer to comment 15 in our letter dated July 17, 2008. Please revise the registration statement to disclose the information you provided in response to that comment.

RESPONSE:  The information included in response to prior comment 15 in regard to prior losses has been included in the fifth paragraph under the heading “Overview” in this section.

5.
We note your response to comment 22 in our letter dated July 17, 2008 and your new disclosure.  Please disclose the number of closed loans per month or quarter in a tabular format for each period presented.

RESPONSE:  A table has been added after the third paragraph under the heading “Overview” in this section which sets forth the number of loans closed per quarter for the years ended June 30, 2009, 2008 and 2007.  The language in the paragraph preceding the table has been revised to compare the number of loans closed for each of the years so ended.

License Agreement with Nationwide, page 14

6.
We note your response to comment 24 in our letter dated July 17, 2008.  In note 10 of your audited financial statements, you disclose that the agreement between you and NWBO calls for the establishment of a National Processing Center and that you and NWBO have agreed to delay establishment of the processing center until written approval has been obtained between NWBO and a national marketing company.  Please revise your disclosure in this section and throughout the document where you discuss your relationship with NWBO to clearly disclose your contractual agreement to establish the processing center and the current status of this project with the information disclosed in note 10.

RESPONSE:  Language has been added in the PROSPECTUS SUMMARY section in the second paragraph under the heading “PSM Holdings, Inc.” which discloses that the Company has agreed to establish a national marketing center, but that it has been delayed until NWBO secures a national marketing contract.

Language has also been added to the BUSINESS AND PROPERTIES section in the third paragraph under the heading “Generation of Mortgage Loan Leads by Nationwide By Owner” stating that although the Company has agreed to establish the national processing center, the parties have agreed to delay the creation of the center until an agreement with a national marketing company has been entered into by NWBO.  Additional language has been added to the BUSINESS AND PROPERTIES section in the fourth paragraph under the heading “License Agreement with Nationwide” to disclose similar information.

Management believes these revisions reasonably clarify the contractual agreement with Nationwide to establish the center and the current status of the project as disclosed in note 10 of the audited financial statements.

Michael R. Clampitt, Senior Attorney
July 27, 2009

Certain Relationships and Related Transactions, page 18

7.	We note your response to comment 27 in our letter dated July 17, 2008. Please revise here and throughout the document to disclose how you determine the value of stock for each issuance.

RESPONSE:  Shares issued to branch owners as partial payment of commissions to them are done so on a calendar quarterly basis and are valued using an average of the stock price on the last day of the month for each month of the quarter during which the commissions were earned.  Of the remaining shares issued for consideration other than cash, management values the stock based on the market value of the common stock on the date the transaction was authorized by the Board of Directors.  Management uses the closing price of the stock on that date as reported on the Internet by BigCharts.com.  In this section language has been added in each instance where shares were issued for other than cash designating the valuation process used.

In footnotes (4) and (7) of the Director Compensation table, disclosure has been included about the valuation method used for the two stock issuances referenced in the table.

Also in this section, management has included branch owner compensation for the designated persons through March 31, 2009, which is end of the latest period for which such commissions have been computed; the branch owner commissions for the quarter ended June 30, 2009, have not yet been finalized.  For all other compensation, such as salaries and consulting fees, the compensation has been computed through year ended June 30, 2009, which reflects actual payments and is the latest date this information is available at the time of this filing.  Management will update this information as the compensation amounts are finalized, either in another amendment to this filing or in the annual report on Form 10-K for the year ended June 30, 2009.

8.	Please refer to comment 26 in our letter dated July 17, 2008. Please file the original agreement and any amendments thereto.

RESPONSE:  The terms of the original one-year agreement with Ms. Erickson beginning December 1, 2005, and the subsequent amendment beginning December 1, 2006, with Ms. Erickson and her company, ICAN Institute, have been included in Exhibit 10.6 of this filing.

Compensation of Directors, page 21

We note your response to comment 28 in our letter dated July 17, 2008.

9.
Your response states that the table has been revised in accordance with Item404(r) of Regulation S-K.  However, there is no Item 404(r) Regulation S-K.  Please revise to correct for this apparent discrepancy.

RESPONSE:  The reference to Regulation S-K should have been to Item “402(r)” rather than to “404(r).”  This was a typographical error in the response letter.

10.
Your revised disclosure states that the board adopted a policy to not grant compensation to directors for the year ended 2008.   However, notes 1 and 3 to the preceding table indicate that directors received 5,000 shares as director compensation.  Please revise to clarify this apparent discrepancy.  Additionally, as noted in a preceding comment, please revise to disclose how you determined the value of stock at each issuance.

Michael R. Clampitt, Senior Attorney
July 27, 2009

RESPONSE:  Although the stock grants set forth in the previous footnotes 1 and 3 were approved by the board during the year ended June 30, 2008, they were made for services performed in the prior year ended June 30, 2007.  Because the table has been updated to the year ended June 30, 2009, these footnotes have been eliminated.  Nevertheless, the paragraph following the footnotes to the Director Compensation table has been amended to clarify that the policy adopted by the Board was to make no stock grants for any services performed in the years ended June 30, 2008 or 2009.  Similar disclosure has been added to the section titled “Certain Relationships and Related Transactions” where information about compensation for the year ended June 30, 2008, has been moved.  Management believes this clarification makes the statement consistent with the information in former footnotes 1 and 3.

Original footnote 3 to the Director Compensation table has been renumbered as 4 and has been revised to provide valuation information for Mr. Mahoney.  Also, new footnote 7 has been added and includes valuation information for Mr. Gass.

11.
Please tell us if you valued the shares issued to directors for the year ended June 30, 2007 at 50% of the market value of the stock on that date as previously disclosed.  If you did, please tell us why you believe your measurement of the compensation cost is consistent with SFAS 123(r).

RESPONSE:  On August 9, 2006, the board approved issuance of $10,000 worth of stock to the board members at 50% of market value, but did not issue the shares.  On October 29, 2007, the board revised this grant and authorized the issuance of 5,000 shares to the board members for board service for the year ended June 30, 2007.  The market value of the stock on October 29, 2007, was $2.20 per share.  Management valued the stock accordingly at $11,000 for each board member and this value was recorded in the financial statements for the year ended June 30, 2008.  Because the shares were valued at market value on the date the board approved the grant, management believes that the measurement of the compensation cost was consistent with SFAS 123(r).

Interim Financial Statements

Note 6 – Related Transactions, page 9

12.
Please refer to comment 57 in our letter dated July 17, 2008.  Please disclose in the registration statement the name of the director to whom the loan was made.  Refer to Item 404(a)(1) of Regulation S-K.  In addition, please advise the staff as to why the loan was in violation of Section 402(a) of the Sarbanes-Oxley Act.

RESPONSE:  The loan was made to Deborah E. Erickson, a director of the Company.  In the eighth paragraph under the heading “Certain Relationships and Related Transactions” of the MANAGEMENT section, Ms. Erickson is referenced as the recipient of the $20,000 loan and the information required pursuant to Item 404(a)(1) of Regulation S-K is provided.

Section 402(a) of the Sarbanes-Oxley Act (the “SOX Act”) in part prohibits any “issuer” (as defined in Section 2 of the SOX Act) from making loans to directors of the issuer.  Section 2 of the SOX Act defines an issuer as one (i) with securities registered under Section 12 of the Exchange Act, (ii) that is required to file reports under Section 15(d) of the Exchange Act, or (iii) has filed a registration statement under the Securities Act.  The loan to Ms. Erickson referenced in this note was made prior to the filing of this registration statement and as such the Company was not an “issuer” as defined in Section 2 of the SOX Act at the time of the loan.  Therefore the loan was not made in violation of Section 402(a).  The language in note 6 of the interim and audited financial statements has been revised to eliminate the reference to any violation of the SOX Act.

Michael R. Clampitt, Senior Attorney
July 27, 2009

Note 9 – Fair Value, page 12

13.	Please revise to disclose the information required in paragraph 32 of SFAS 157.

RESPONSE:  Note 9 the Fair Value disclosure was revised on the audited financial statements and the interim financial statements to disclose the information required by paragraph 32 of SFAS 157.

Independent Auditor’s Report

14.	Please tell us why the audit report is now dated April 30, 2009 for the June 30, 2007 financial statements. Please highlight any changes in the financial statements for that period.

RESPONSE:  For a response to this comment, please see the letter dated July 7, 2009, from Accounting & Consulting Group, LLP, the Company’s auditor, a copy of which is furnished as supplemental information with this response letter.

15.
Considering the first risk factor on page 2, the company’s recurring operating losses, decreasing stockholders’ equity and reliance on capital contributions and loans from its president, please have your auditors tell us how they considered whether they should modify their audit report to state that there is substantial doubt about the company’s ability to continue as a going concern.

RESPONSE:  For a response to this comment, please see the letter dated July 7, 2009, from Accounting & Consulting Group, LLP, the Company’s auditor, a copy of which is furnished as supplemental information with this response letter.

Audited Annual Financial Statements

General

16.	Our comments are issued on each set of financial statements. As applicable, please revise all financial statements based on our comments.

RESPONSE:  To the extent applicable, and as indicated hereafter, the Company has revised both the audited and the interim financial statements to reflect the staff’s comments in this letter.

Statements of Cash Flows, page 3

17.	Please revise to present the non-cash share based payment awards and non-cash forgiveness of debt as reconciling items in the operating section of your statement of cash flows.

RESPONSE:  Both the annual and the interim financial statements have been revised to present the non-cash share based payment awards and the non-cash forgiveness of debt in the operating section of the statement of cash flows.

Note 1 – Nature of Business and Summary of Significant Account Policies

18.
We note your response to comment 37 in our letter dated July 17, 2008.  Please revise to disclose how you recognize the upfront fee related to new branches, and provide us with your accounting analysis citing relevant accounting guidance that supports your policy.

Michael R. Clampitt, Senior Attorney
July 27, 2009

RESPONSE:  The revenue recognition section of note 1 of both the annual and the interim financial statements has been revised to include the revenue recognition on upfront fees related to new branches.

Note 4 – Investments in Marketable Securities, page 8

19.	Please revise to disclose the amortized cost, unrealized gain, unrealized loss and fair value of your available-for-sale securities in accordance with paragraph 19 or SFAS 115.

RESPONSE:  Note 4 in both the annual and interim financial statements has been revised to disclose the available-for-sale securities in accordance with paragraph 19 of SFAS 115.

Note 6 – Related Party Transactions, page 9

20.	With the exception of the employee’s name, please revise to disclose the information included in your response to comment 43 in our letter dated July 17, 2008.

RESPONSE:  The information provided in the response to prior comment 43 concerning the bad debt has been included in the annual financial statements.  It has not been included in the interim financial statements because it is not applicable to the interim time period.

21.
We note your response to comment 45 in our letter dated July 17, 2008.  Please revise to present the commission expense and the income from forgiveness of debt in other income on a gross basis.  Additionally, show the transfer of stock from the president and the issuance of stock to branch owners on a gross basis in the Statement of Changes in the Stockholder’s Equity and make appropriate adjustments in your state of cash flows.

RESPONSE:  The statements of income in both the annual and interim financial statements have been revised to present commission expense and forgiveness of debt on a gross basis for the stock transferred to the branch owners.  The stockholders’ equity and statement of cash flows in both the annual and interim financial statements have been revised to present the transfer of stock from the President and the issuance of stock to the branch owners on a gross basis.  The paragraph in the MD&A section titled “Operating Expenses” under the heading “Year Ended June 30, 2008 Compared to Year Ended June 30, 2007” has been revised to reflect these changes.

22.
You disclose that on July 1, 2006 you purchased the assets of the Roswell branch office from a director for $33,000 and on March 1, 2008 you sold the branch back to the director for no consideration.  Please disclose why you initially purchased the branch from the director and why you sold it back to him.  Additionally, revise here or in Note 13 to disclose the assets and liabilities related to the branch on March 1, 2008 and, if material, separately present in the balance sheet.  Also, revise to disclose how you accounted for the assets and liabilities upon sale of the branch.

RESPONSE:  The Company conducted business with a branch office owned by a director of the Company.  Effective July 1, 2006, PrimeSource Mortgage, Inc., the wholly owned subsidiary of the Company, purchased the assets of the Roswell branch in exchange for stock with a fair market value of $33,000 as of the date of purchase.  The assets purchased consisted of various office equipment, furniture and fixtures which have been included in property, plant and equipment.  When the Company became publicly traded, it was apparent that a Chief Financial Officer (CFO) was needed.  As a solution the Company purchased the Roswell Branch and hired the owner, who had previous CFO experience, as CFO of the Company and also to continue to run the Roswell Branch.  By 2008 the Roswell Branch was not profitable and it was obvious that one person could not do both jobs.  In March 2008 the CFO resigned and reassumed ownership of the Roswell Branch.  In March 2008 there were no assets or liabilities related to the branch and the $33,000 in assets purchased on July 1, 2006, was used by and remained on the books of the Company.  The branch owner did not pay the Company for the Roswell Branch because no assets or liabilities were received and the branch was unprofitable at the time.  For the year ended June 30, 2008, the commissions paid under the branch agreement were $103,613, which included share based payments of $9,283.  At June 30, 2008, the Company owed the Roswell Branch $2,992 in commissions.  Note 13 regarding the purchase and sale of the Roswell branch has been revised in both the annual and interim financial statements.

Michael R. Clampitt, Senior Attorney
July 27, 2009

Note 8 – Stock Issuance, page 11

23.
On page 12 you state that, “Following is the status of the share based payment plans during the year ended June 30, 2008.”  It appears that the subsequent information relates to the year ended June 30, 2007.  Please revise or advise us regarding this disclosure.

RESPONSE:  The date was incorrect on the annual financial statements and has been changed to June 30, 2007.  No corresponding change is required in the interim financial statements.

Note 10 – Commitments, page 13

24.	Please revise to disclose the information included in your response to comment 47 in our letter dated July 17, 2008.

RESPONSE:  Note 10 in both the annual and interim financial statements has been revised to include a paragraph that addresses this issue.  There are a few differences between the prior response to comment 47 and the note in the financial statements.  The first sentence of the prior response is not included in the note.  The sentence states that “The Company has not had sufficient information historically to provide the requested quantitative information in the financial statements.”  The following two sentences in the prior response were slightly revised for the notes.  The sentences were as follows in the prior response:  “Because there have been a handful of branches that have taken advantage of the NWBO opportunity, management has recently begun tracking some of the results from those offices.  From five of six offices that have used the NWBO technology, management believes there are approximately 20 % of the loans being derived from the NWBO signs.” The sentences were revised for the note to read as follows:  “Because some of the branches have taken advantage of the NWBO opportunity, management has recently begun tracking some of the results from those offices.  From the five offices that have used the NWBO technology, management believes there are approximately 20% of the loans being derived from the NWBO signs.”

25.
We note your response to comment 49 in our letter dated July 17, 2008.  Please revise here and/or in your significant accounting policy note to disclose your policy for identifying and measuring impairment of the license.

RESPONSE:  Note 10 in both the annual and interim financial statements has been revised to include a paragraph that addresses the policy to measure the impairment of the NWBO license.

Michael R. Clampitt, Senior Attorney
July 27, 2009

In addition to the above changes made in response to the comments from the staff, the Company has updated the information throughout the registration to reflect the year ended June 30, 2009, and to update other information, including the following items:

•	The set price of the stock for the selling shareholders and the current bid price of the stock on the prospectus cover have been updated.

•
Each of the risk factors which contained financial or other information through December 31, 2008, has been updated to March 31, 2009, to match the information in the updated interim financial statements or has otherwise been updated.

•
In compliance with Item 201(a)(iii) of Regulation S-K, the table of high and low bid prices under the heading “Market Information” in the section titled “Market for Our Common Stock” has been revised to eliminate the information for the year ended June 30, 2007, and to include the fourth quarter for the year ended June 30, 2009.  Also, the bid and ask information, number of shareholders, and other information has been updated in this section.

•
The table under the heading “Securities Authorized for Issuance under Equity Compensation Plans”  in the section titled MARKET FOR OUR COMMON STOCK has been updated to reflect the requested information as of the year ended June 30, 2009.

•
The interim MD&A section has been updated to reflect the nine month periods ended March 31, 2009 and 2008.  In addition, expense numbers revised in the annual financial statements are reflected in the MD&A section for the year end comparisons.

•
The information about branches which have been added or have left the Company’s branch owner network in the third paragraph and following table under the heading “Business Operations” in the section titled BUSINESS AND PROPERTIES has been updated to reflect such information for the entire year ended June 30, 2009.

•
The historical information about management under the heading “Current Management” in the section titled MANAGEMENT has been updated to a more current date and information about Matt Lamoreux who was appointed as a director on July 1, 2009, has been added.  Mr. Gass resigned as a director on June 30, 2009, and his information has been removed from this section.

•
The information under the heading “Certain Relationships and Related Transactions” in the section titled MANAGEMENT has been updated to reflect amounts corresponding to the updated interim financial statements or otherwise to comply with Item 404 of Regulation S-K.

•
The Executive Compensation section has been updated to include compensation for the year ended June 30, 2009.  Information about compensation paid to Mr. Gass has been moved from the Summary Compensation table to the Director Compensation table since he did not serve as an executive officer at any time during the year ended June 30, 2009.  Also, in compliance with Instruction 2 to Item 404(d) of Regulation S-K, information about compensation paid to Ms. Erickson, Mr. Douglas Smith, and Mr. Mahoney for the prior year ended June 30, 2008, which was previously included in the Executive Compensation section has been moved to the MANAGEMENT section under “Certain Relationships and Related Transactions.”

•	The beneficial ownership table in the section titled SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT has been updated to a more current date.

Michael R. Clampitt, Senior Attorney
July 27, 2009

Please feel free to contact me if you have any questions in regard to the foregoing responses.

Sincerely,

/s/ Ronald N. Vance

Encl.
cc:	Jeff Smith, President
Jim Kunko, CFO
Matt McNair, Staff Attorney (w/marked filing and supplemental information)
Mike Volley, Staff Accountant (w/marked filling and supplemental information)

To the Board of Directors and Stockholders
of PSM Holdings, Inc. and Subsidiary
Roswell, New Mexico

We audited the financial statements of PSM Holdings, Inc., (a Nevada corporation) and Subsidiary as of June 30,2007 and conducted our audit in accordance with auditing standards generally accepted in the United States of America and the standards applicable to the financial audits contained in Government Auditing Standards issued by the Comptroller General of the United States.  In April 2009 we conducted a second audit of PSM Holdings and Subsidiary as of June 30, 2007 in accordance with the standards of the Public Company Accounting Oversight Board (United States) and the standards applicable to financial audits contained in Government Auditing Standards issued by the Comptroller General of the United States.  The second audit report is dated April 30, 2009, which is presented as a dual date when presented with the June 30, 2008 financial statements which we audited as of December 12, 2008.

The financial statements from the audit completed on April 30, 2009 have the following differences from the original audit:

1.	The revenue and expenses from discontinued operations are separated from operating revenue and expenses, netted and presented as its own line item on the Statement of Income.
2.	The Statement of Changes in Stockholder’s Equity now presents shares voided during the period as their own line item.

In considering whether or not to modify our report for going concern, we took into consideration the following factors and conditions that your management represented to us:

1.	PSM handled very few “sub-prime” loans and does not itself make loans
2.	As the crises in the mortgage industry unfolded, PSM saw little interruption in their business and continued to sign new branches (eight in 2008)
3.	The Company’s new business model would focus solely on signing new branches and maintaining existing branches, which has proven to show net profits in the past
4.	The net losses in 2008 slowed each quarter and management expected the trend to continue in 2009
5.	The Company disposed of the Roswell Branch allowing them to continue receiving revenue from the branch without having to pay the upfront expenses of the branch
6.	At the time of the fieldwork, PSM had very little if any debt and the President of the Company had committed an additional funds and stock to help with liquidity issues.

Taking these factors into consideration we issued an industry risk note in the financial statements and also highlighted the issue in our report dated December 12, 2008.  We did agree to reconsider the possibility of a going concern note at the June 30, 2009 audit and will carefully review all factors at that time.

Accounting & Consulting Group, LLP
Certified Public Accountants
Carlsbad, New Mexico
July 7, 2009